Exhibit 99.1

Cenovus 2012 oil production anticipated to grow 21%

Large reserve additions expected at Christina Lake

Calgary, Alberta (December 7, 2011) – Cenovus Energy Inc. (TSX, NYSE: CVE) plans to make substantial investments in its oil assets next year to support the company’s growth strategy established in its long range business plan. The 2012 capital budget of between $3.1 billion and $3.4 billion is about 23% higher than planned 2011 capital spending.

“Our strong financial position enables us to meet current commitments while investing in long-term projects and planning to grow our dividend,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “We’ve established ourselves as a reliable company that’s developed a predictable and transparent growth plan. During these volatile economic times, we hope investors look to us as a company they can count on to deliver solid total shareholder return.”

Cenovus expects oil production to grow significantly in 2012, with its Christina Lake oil sands operation more than doubling average volumes compared with this year. The production increase at Christina Lake is mainly due to its newest expansion, phase C, which is expected to reach full production mid-year. The next expansion at Christina Lake, phase D, is now anticipated to start producing by the end of 2012, several months earlier than initially scheduled. Recent investment in the company’s conventional oil properties is starting to pay off with increased production expected from those assets in 2012 as well.

“We’ve once again set ambitious milestones to measure our progress this coming year which, based on our track record, shareholders can be confident we’ll strive to achieve,” said Ferguson. “We’ve already been able to move forward some of the timelines established in our long range plan and we have every intention of continuing to meet or exceed the commitments we’ve made.”

Cenovus is anticipating strong cash flow for 2012 of between $2.9 billion and $3.5 billion. The range is similar to expected cash flow for 2011. While the company anticipates lower operating cash flow from its refining and natural gas operations in 2012, it expects increased operating cash flow from its oil projects due to higher volumes and prices.

Budget forecast
	2012 budget	2011 guidance	% change[3]
Cash flow[1],2 ($ billions)	2.9 – 3.5	3.3 – 3.4	-4
Per share diluted ($/share)	3.80 – 4.60	4.35 – 4.50
Operating cash flow[1,2] ($ billions)	3.6 – 4.2	3.8 – 4.0	-
Total capital investment ($ billions)	3.1 – 3.4	2.6 – 2.7	23
Total oil and NGLs production (Mbbls/d)	155 - 171	135	21

1 2012 based on WTI of US$90.00 per bbl, NYMEX gas of US$3.50 per Mcf and the US$/C$ at $0.98.

2 Cash flow and operating cash flow are non-GAAP measures as defined in the Advisory.

3  Percentage change based on the mid-points of the ranges.

1

Christina Lake leads 2012 production growth

Cenovus expects oil production to average about 163,000 barrels per day (bbls/d) net in 2012, an increase of 21% compared with expected 2011 production. The growth is anticipated to come largely from the Christina Lake project, where phase C is expected to reach full capacity by mid-2012 and there are now plans for phase D to begin producing in the fourth quarter of 2012, at least three months ahead of schedule.  Christina Lake oil production is expected to average between 26,000 and 29,000 bbls/d net in 2012, more than double the average 2011 production. Pelican Lake is expecting higher oil volumes in 2012 due to its increased infill drilling and the expansion of the polymer enhanced oil recovery program. Other conventional oil production is also expected to increase by about 17% compared with 2011, largely as a result of development of the company’s tight oil assets in southern Saskatchewan.

“Our expected oil production growth for next year places us well on the way to achieving the target of 500,000 barrels per day of net oil production by the end of 2021,” said Ferguson. “The ability of our staff to continuously improve our production techniques, bring on new projects and keep costs down gives me the confidence that we will succeed at reaching our production goals.”

Average production forecast
	2012 budget	2011 guidance	% change[1]
Foster Creek (Mbbls/d)	53 – 57	55	-
Christina Lake (Mbbls/d)	26 - 29	11	150
Total oil sands (Mbbls/d)	79 – 86	66	25
Pelican Lake – Wabiskaw (Mbbls/d)	23 – 26	21	17
Conventional oil and NGLs (Mbbls/d)	53 – 59	48	17
Total oil and NGLs (Mbbls/d)	155 - 171	135	21
Natural gas (MMcf/d)	575 - 600	650	-10

1  Percentage change based on the mid-points of the ranges.

Capacity at future Foster Creek phases increasing

Cenovus anticipates being able to produce more oil at Foster Creek than initially planned as a result of innovation and improved efficiency. The company has increased the combined gross production capacity of the next three Foster Creek phases, F, G and H, by 20,000 bbls/d. The improvement is due to increased production from Cenovus’s Wedge WellTM technology combined with innovations in plant optimization that enable increased throughput. Cenovus now expects Foster Creek to eventually reach gross production capacity of 290,000 bbls/d to 310,000 bbls/d.

Capital investment focuses on oil

Cenovus plans to invest heavily in its oil assets in 2012, with a 40% increase in total oil capital spending compared with 2011. About half of overall capital investment is focused on the company’s oil sands assets, primarily for expansions at Foster Creek and Christina Lake and stratigraphic well drilling and pilot projects at emerging assets. The next expansion at Christina Lake, phase D, is about 80% complete and is expected to start producing in the fourth quarter of 2012. Construction has already started at Christina Lake phase E with earthworks taking place for phase F. The next three expansions at Foster Creek, phases F, G and H, are in the construction stage with considerable increased activity scheduled for 2012. Earthworks for all three expansion phases are finished and overall work at phase F is 30% complete.

Page 2	2012 Budget

At Cenovus’s emerging assets, additional engineering work and preliminary construction at the proposed Narrows Lake project is expected to begin in 2012, pending regulatory approval, and capital will be invested in pilot projects at Telephone Lake and Grand Rapids. The company expects it will be able to maintain its industry-leading capital efficiencies as it continues to expand its current oil sands assets and develop new ones. Cenovus also plans to drill more than 450 stratigraphic wells in 2012 to help assess new oil sands resources. Capital investment in the company’s undeveloped oil sands assets is expected to be a key component in building net asset value as assessment work in these areas will help move the resources into the contingent category and eventually to higher value reserves.

In addition, about $550 million of capital investment is dedicated to the Pelican Lake oil operation for continued development of the polymer flood, infill drilling and facility expansion. Cenovus is focusing its capital investment for conventional assets on oil rather than natural gas, with a particular emphasis on development of its Lower Shaunavon and Bakken projects in southern Saskatchewan and oil properties in southern Alberta. Despite the lower investment in natural gas, those properties are expected to contribute about half a billion dollars in operating cash flow in excess of the capital spent on them in 2012. Refining capital investment is expected to be less than half of what the company spent in 2011 as a result of the completion of the coker and refinery expansion (CORE) project at the Wood River Refinery in Illinois.

“Our solid balance sheet strengthened even more throughout 2011 and reliable cash flow from our operations continued to provide us with the opportunity to make significant capital investments in our vast oil assets,” said Ferguson. “We anticipate having enough cash flow in excess of committed projects in 2012 to allow the Board of Directors to consider growing the dividend.”

Nearly two-thirds, or about $2 billion, of the 2012 capital budget is considered to be committed capital dedicated to maintaining current operations and building approved oil sands expansions. About one-third of the capital budget is focused on other growth projects. The capital dedicated toward growth projects provides Cenovus with a great deal of flexibility in its spending so the company can react quickly to changing market conditions and adjust plans if circumstances change. The phased nature of the company’s oil sands expansions provides additional flexibility since the project plans can be slowed down if necessary.

“Our priority is ensuring currently producing assets and projects that have received regulatory approval have the necessary funding,” said Ferguson. “After that, we’ll allocate remaining cash flow to increasing the dividend and then to additional growth opportunities.”

Page 3	2012 Budget

Capital investment by asset ($ millions)
	2012 budget	2011 guidance	% change
Foster Creek	650 – 700	415 – 425	61
Christina Lake	475 – 525	450 – 460	10
Emerging oil sands assets[1]	375 – 415	170 – 180	126
Pelican Lake	525 - 575	295 - 305	83
Other conventional oil	660 – 725	655 – 680	4
Natural gas	80 - 90	120 - 125	-31
Refining	150 - 175	390 – 400	-59

1 Includes assets such as Narrows Lake, Grand Rapids and Telephone Lake.

2012 milestones

Cenovus has developed specific milestones for 2012 that will help guide its progress and assist shareholders in measuring the company’s success. These milestones include:

•                  establish the Telephone Lake dewatering pilot program (first quarter)

•                  update information relating to the Telephone Lake and area strategic commercial initiative (first quarter)

•                  connect Shaunavon and Bakken central facilities to pipeline (first quarter)

•                  demonstrate stable and reliable CORE operation at Wood River Refinery (second quarter)

•                  achieve production growth response from the Pelican Lake expansion (second quarter)

•                  receive regulatory approval for Narrows Lake (second quarter)

•                  pursue additional conventional oil growth opportunities (third quarter)

•                  achieve first production at Christina Lake phase D (fourth quarter)

•                  start construction of Narrows Lake (fourth quarter)

Reserves adds expected

As a result of receiving Alberta Energy Resources Conservation Board approval of an expanded development area for the Christina Lake project, combined with overall increased recovery factors in the area, Cenovus believes it will be in a position to add at least 225 million barrels of proved reserves at Christina Lake for year end 2011. The company also expects to see reserves increases at a number of its other properties and is looking forward to seeing the final 2011 Cenovus-wide reserves evaluation in February 2012, following its completion by independent qualified reserves evaluators.

The company anticipates corporate proved finding and development costs in 2011 to be in the range of $5.50 to $6.50 per barrel of oil equivalent, not including changes in future development costs.

Wood River Refinery expansion fully operational

The coker and refinery expansion (CORE) project at the Wood River Refinery, jointly owned with ConocoPhillips, was recently completed and the 65,000 barrel per day coker is now operating. The US$3.8 billion dollar project increases the refinery’s crude capacity by 50,000 barrels per day, enhances its ability to process heavy Canadian crude oil, and improves its clean product yield, resulting in an increase in gasoline and distillate production capacity.

Page 4	2012 Budget

While the CORE project is expected to improve operating cash flow from the Wood River Refinery in the long term, overall refining operating cash flow for 2012 is forecast to be less than 2011 due to lower anticipated crack spreads and a tighter light-heavy differential. Cenovus continues to benefit from its integrated business model since ownership of both refineries and upstream production reduces the impact of market volatility on the company.

Building a solid workforce

Cenovus continues to recruit new employees to fill positions created by its expansions. The company was successful in expanding its workforce by about 18% in 2011 by hiring more than 520 new staff members. There are plans to hire about 420 people in 2012 and future years will continue to see workforce growth. The company’s reputation as an innovative company with a culture that prioritizes safety and environmental stewardship has assisted it in attracting new staff members and retaining current employees.

Goal of doubling net asset value

Cenovus continues to work toward its goal of doubling net asset value (NAV) between 2010 and 2015 and has established a baseline NAV of $28.00 per share at December 2009. Cenovus calculated the 2010 year-end NAV to be $32.00 per share.

“We are focused on total shareholder return. In addition to planning to grow our dividend in 2012, we want our employees to be able to measure their progress at increasing the value underlying each share,” said Ferguson. “Our approach to measuring net asset value is conservative as it uses the average of three independent external sources.”

Divestiture plans

Although Cenovus’s 2012 normal course divestiture plans are not reflected in the budget, the company believes it’s important to maintain a divestiture program as a form of capital discipline. Cenovus plans to manage its portfolio with a target of selling $100 million to $150 million worth of non-core assets in 2012.

In addition, Cenovus continues to pursue a previously announced strategic opportunity that includes the Telephone Lake asset and surrounding oil sands lands. There has been strong interest from around the globe in this world-class opportunity and Cenovus is evaluating the options in order to choose the transaction best able to increase shareholder value.

New technology commercialized offers environmental benefits

Cenovus considers innovation and technology development to be essential to its continued success. The company is working on more than 140 technology development projects and has set a goal of commercializing at least one of these new technologies every year. In 2011, Cenovus commercialized its blowdown boiler technology, which is used to create steam at its oil sands plants. Blowdown boilers enhance efficiency by increasing the water recycle rate. This leads to fuel savings and a reduction in emissions and water use. Cenovus began testing this technology at its Foster Creek facility in 2007. Blowdown boilers are in the plans for expansion phases now under construction at Foster Creek and are being considered for use at the company’s other oil sands expansions and new projects.

Page 5	2012 Budget

Oil sands projects advancing

Cenovus is continually assessing the timelines and capacities associated with each growth phase at its oil sands projects. Christina Lake phase D is now expected to begin producing in the fourth quarter of 2012 and the timing of phase E has also been moved forward by a few months, with anticipated production from that expansion now expected in the fourth quarter of 2013. The next three expansion phases at Foster Creek are now expected to produce a combined 20,000 bbls/d gross more than initially planned.

Oil sands project schedule[1]
Project phase	Expected cumulative gross production capacity (bbls/d)	Regulatory application submissions[2]	First production target[2,3]
Foster Creek[4]
A-E5	120,000	Q1 1999	Q1 2002
F5	165,000 (previously 155,000)	Q2 2009	2014
G5	205,000 (previously 190,000)	Q2 2009	2015
H5	245,000 (previously 225,000)	Q2 2009	2016
Future phases	290,000 – 310,000 (previously 270,000 to 290,000)	2013	2017
Christina Lake[4]
A-B5	18,000	Q3 1998	Q4 2002
C5	58,000	Q3 2007	Q3 2011
D5	98,000	Q3 2007	Q4 2012 (previously Q1 2013)
E5	138,000	Q4 2009	Q4 2013 (previously 2014)
F5	178,000	Q4 2009	2016
G5	218,000	Q4 2009	2017
H	~258,000	2013	2019
Narrows Lake[4]
A-C	130,000	Q2 2010	2016
Grand Rapids
A-C	180,000	Q4 2011	2017
Telephone Lake
A-B	90,000 (previously 35,000)	Q4 2011 (revised) (original Q4 2007)	TBD

1 Timelines are subject to regulatory and partner approvals

2 Future dates are company forecasts, please see the Advisory

3 There is an anticipated ramp up period of approximately 1.5 years following first production

4 Properties 50% owned by ConocoPhillips

5 Approved by regulator

Page 6	2012 Budget

IMPORTANT NOTE: Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Effective January 1, 2011, Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS). See the Advisory for definitions of non-GAAP measures used in this news release.

Investor Day Webcast Today

9:00 a.m. Mountain Time (11:00 a.m. Eastern Time)

Cenovus will host a live webcast of its Investor Day presentations today, December 7, 2011, starting at 9:00 a.m. MT (11:00 a.m. ET). Links to the webcast and presentation slides will be available at www.cenovus.com, in the Presentations & Events section under Invest In Us or via the URL: http://uri.mediaco/cenovus_120711_C39161. The webcast will be archived for approximately 90 days.

ADVISORY

NON-GAAP MEASURES

This news release contains references to non-GAAP measures as follows:

•                  Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains, less losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company’s assets and improves the comparability of Cenovus’s underlying financial performance between periods.

•                  Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital from continuing operations, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus’s interim consolidated financial statements.

These measures have been presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. For further information, refer to Cenovus’s most recent MD&A available at www.cenovus.com.

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this news release is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast”, “target”, “could”, “focus”, “vision”, “goal”, “proposed”, “scheduled”, “milestone”, “outlook”, “potential”, “may” , “looking forward to”, or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related milestones and schedules, projected future value or net asset value, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, expected future refining capacity, anticipated finding and development costs, expected reserves and contingent and prospective resources estimates, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, future impact of regulatory measures, forecasted commodity prices, future use and development of technology, including technology and procedures to reduce our environmental impact, and projected increasing shareholder value. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Page 7	2012 Budget

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in our current guidance, available at www.cenovus.com; our projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and the success of hedging strategies; accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; our ability to access external sources of debt and equity capital; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; the ability of us and ConocoPhillips to maintain our relationship and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation; changes in Alberta’s regulatory framework, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Page 8	2012 Budget

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see “Risk Factors” in our most recent annual information form, available at www.cenovus.com. Readers should also refer to “Risk Management” in our current MD&A and to the risk factors described in other documents we file from time to time with securities regulatory authorities, available at www.sedar.com, www.sec.gov and www.cenovus.com.

NET ASSET VALUE

With respect to the particular year being valued, the net asset value (NAV) disclosed herein is based on the number of issued and outstanding Cenovus shares as at December 31 as reported in our annual information form and Form 40-F. We calculate NAV as an average of (i) our average trading price for the month of December, (ii) an average of net asset values published by external analysts in December following the announcement of our budget forecast, and (iii) an average of two net asset values based primarily on discounted cash flows of independently evaluated reserves, resources and downstream data and using internal corporate costs, with one based on constant prices and costs and one based on forecast prices and costs.

Certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Additional information relating to our oil and gas reserves and resources is presented in our AIF, available at www.sedar.com and on our website at www.cenovus.com.

Wedge WellTM is a trademark of Cenovus Energy Inc.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $29 billion. For more information, visit www.cenovus.com.

Cenovus Contacts

Investors:	Media:
Susan Grey	Rhona DelFrari
Director, Investor Relations	Manager, Media Relations
403-766-4751	403-766-4740

Bill Stait	Reg Curren
Analyst, Investor Relations	Media Relations Advisor
403-766-6348	403-766-2004

Graham Ingram
Analyst, Investor Relations
403-766-2849

Page 9	2012 Budget